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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EMMIS COMMUNICATIONS CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
291525103
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS TCS CAPITAL INVESTMENTS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	CAYMAN ISLANDS

	5	SOLE VOTING POWER

NUMBER OF		1,901,030

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,901,030

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,901,030

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS TCS CAPITAL GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		3,012,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,012,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,012,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS ERIC SEMLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		3,012,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,012,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,012,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	291525103
Schedule 13G/A
This Amendment No. 4 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Emmis Communications Corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Amendment is being filed on behalf of TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), and Eric Semler, the principal of TCS GP.
This Amendment relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore, and (B) shares of Common Stock of the Issuer held by TCS Offshore. TCS Capital holds 171,547 shares of the Common Stock, TCS Capital II holds 939,723 shares of the Common Stock, and TCS Offshore holds 1,901,030 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.
This Amendment is being filed to amend and restate Item 4 as follows:
Item 4. Ownership:
Item 4(a) Amount Beneficially Owned:
TCS Offshore may be deemed to be the beneficial owner of 1,901,030 shares of Common Stock. Each of TCS GP and Mr. Semler may be deemed to be the beneficial owner of 3,012,300 shares of Common Stock; this number consists of (A) 1,901,030 shares of Common Stock held for the account of TCS Offshore, (B) 171,547 shares of Common Stock held for the account of TCS Capital, and (C) 939,723 shares of Common Stock held for the account of TCS Capital II.
Item 4(b) Percent of Class:
The number of shares of Common Stock TCS Offshore may be deemed to beneficially own constitutes approximately 6.2% of the total amount of Common Stock outstanding. The number of shares of Common Stock each of TCS GP and Mr. Semler may be deemed to beneficially own constitutes approximately 9.8% of the total amount of Common Stock outstanding. (Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of shares of Common Stock outstanding was 30,606,255 as of January 2, 2008.)

CUSIP No.	291525103
Item 4(c) Number of shares as to which such person has:

TCS Offshore
(i)	Sole power to vote or direct the vote	1,901,030
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,901,030
(iv)	Shared power to dispose or to direct the disposition of	0

TCS GP
(i)	Sole power to vote or direct the vote	3,012,300
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,012,300
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Semler
(i)	Sole power to vote or direct the vote	3,012,300
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,012,300
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP No.	291525103
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	TCS CAPITAL INVESTMENTS, L.P.
	By:	TCS Capital GP, LLC, general partner

	By:	/s/ Eric Semler
		Name:	Eric Semler
		Title:	Managing Member

TCS CAPITAL GP, LLC
	By:	/s/ Eric Semler
		Name:	Eric Semler
		Title:	Managing Member

ERIC SEMLER
	By:	/s/ Eric Semler

CUSIP No.	291525103
EXHIBIT INDEX
A.	Joint Filing Agreement by and among Mr. Eric Semler, TCS Capital GP, LLC and TCS Capital Investments, L.P.